SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                               PIERRE FOODS, INC.

                               ------------------
                              (Name of the Issuer)

                               Pierre Foods, Inc.
                            James C. Richardson, Jr.
                                 David R. Clark
                               James M. Templeton
                               PF Management, Inc.
                               -------------------
                       (Names of Persons Filing Statement)

                      Common Stock, No Par Value Per Share,
                                     and the
  Associated Rights to Purchase Junior Participating Preferred Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  720 830 10 8
                                   -----------
                      (CUSIP Number of Class of Securities)

         Ms. Pamela M. Witters                      Mr. David R. Clark
         Chief Financial Officer                    President
         Pierre Foods, Inc.                         PF Management, Inc.
         9990 Princeton Road                        361 Second Street, NW
         Cincinnati, OH 45246                       Hickory, NC 28601
         (513) 874-8741                             (828) 304-2307
--------------------------------------------------------------------------------

    (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
                    Notices and Communications on Behalf of
                            Persons Filing Statement)

                                   Copies to:
         Patrick Daugherty, Esq.                    Garza Baldwin, III, Esq.
         Foley & Lardner                            Womble Carlyle Sandridge
         150 West Jefferson Avenue                    & Rice, PLLC
         Suite 1000                                 3300 One First Union Center
         Detroit, MI 48226-4416                     Charlotte, NC 28202-6025
         (313) 442-6495                             (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                           AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
$2,603,035                                         $521
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,151,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $1.21 per share.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 2, 2001

         This Amendment No. 5 to Rule 13e-3 Transaction Statement is being filed incident to the filing by Pierre Foods, Inc., a North Carolina corporation ("Pierre Foods"), with the Securities and Exchange Commission on September 26, 2001, of Schedule 14D-9, Amendment No. 3. Pierre Foods filed Schedule 14D-9, Amendment No. 3, to report the execution on September 18, 2001, of Amendment No. 1 to Agreement and Plan of Share Exchange by and among Pierre Foods, Inc. (the "Company"), PF Management, Inc. ("PF Management"), James C. Richardson, Jr. and David R. Clark (the "Amendment"). The Amendment amends Sections 2.2(b)(i) and 2.3(b) of the Agreement and Plan of Share Exchange (the "Agreement") (attached as Exhibit (d)(1) to Schedule 13E-3 filed with the Securities and Exchange Commission on July 9, 2001) to extend the expiration date of the Agreement from September 30, 2001, to March 2, 2002, and to provide that the Company will reimburse PF Management's Expenses (as that term is defined in the Agreement) in the event the Agreement expires and the Company enters into an Acquisition Transaction (as that term is defined in the Agreement) within one year. In exchange for the Company's entering into the Amendment, PF Management has agreed to continue to forbear in the exercise of its right to terminate the Agreement and receive reimbursement of its Expenses.


Pursuant to General Instruction J to Schedule 13E-3 all previously disclosed information is omitted.

                               ITEM 16. EXHIBITS.

(d)(3) Letter dated July 31, 2001, from Garza Baldwin, III, to Patrick Daugherty (incorporated by reference to Schedule 14D-9, Amendment No. 3 filed by Pierre Foods pursuant to Rule 14d-9 on September 26, 2001).

(d)(4) Amendment No. 1 to Agreement and Plan of Share Exchange dated as of September 18, 2001, by and among Pierre Foods, Inc., PF Management, Inc., James C. Richardson, Jr. and David R. Clark (incorporated by reference to Schedule 14D-9, Amendment No. 3 filed by Pierre Foods pursuant to Rule 14d-9 on September 26, 2001).

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 26, 2001

                                          PIERRE FOODS, INC.


                                          By:    /s/ Pamela M. Witters
                                              ----------------------------------
                                              Pamela M. Witters
                                              Chief Financial Officer


                                          /s/ James C. Richardson, Jr.
                                          --------------------------------------
                                              James C. Richardson, Jr.


                                          /s/ David R. Clark
                                          --------------------------------------
                                              David R. Clark


                                          /s/ David R. Clark
                                          --------------------------------------
                                              James M. Templeton
                                              By:  David R. Clark,
                                                   Attorney-in-Fact

                                          PF MANAGEMENT, INC.


                                          By:   /s/ David R. Clark
                                              ----------------------------------
                                              David R. Clark
                                              President